Denison Mines Corp.1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo

PRESS RELEASE

DENISON REPORTS HIGH-GRADE URANIUM INTERCEPTS
NORTHEAST OF THE GRYPHON DEPOSIT

Toronto, ON – April 18, 2018 Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML) (NYSE MKT: DNN) (NYSE American: DNN) is pleased to report the discovery of high-grade uranium mineralization 600 metres and 1 kilometre to the northeast of the Gryphon uranium deposit, on the Company’s 63.3% owned Wheeler River project, in northern Saskatchewan. The winter drilling program is now complete, resulting in a total of 21,153 metres drilled in 29 diamond drill holes. The program was focused on step-out drilling along strike of the Gryphon deposit and reconnaissance level regional exploration along the K-North and K-West trend. The winter 2018 drilling results reported in this release are preliminary, equivalent uranium (“eU3O8”) results derived from a calibrated downhole probe. Drill core samples have been collected and submitted for chemical assay, results of which will be reported when available.

Regional Exploration Highlights:

High-grade intercepts were obtained at the sub-Athabasca unconformity along the K-North trend, to the northeast of Gryphon, from reconnaissance drill fences spaced 200 metres apart, including:

●
0.55% eU3O8 over 5.6 metres, located 600 metres northeast of Gryphon, including 2.3% eU3O8 over 1.0 metre in drill hole WR-704; and

●
0.94% eU3O8 over 3.5 metres, located 1 kilometre northeast of Gryphon, including 2.7% eU3O8 over 1.0 metre in drill hole WR-710D1.

The results indicate a continuation of the Gryphon mineralizing system to the northeast, and highlight the potential for the discovery of an additional high-grade uranium deposit within the basement or at the unconformity along strike of Gryphon.

In addition, wide-spaced reconnaissance drilling along the K-West trend, approximately 500 metres west and northwest of the Gryphon deposit, has identified the hallmarks of a significant fertile trend with the potential to host high-grade uranium – including a large re-activated graphite-bearing fault zone, hydrothermal alteration and elevated radioactivity.

Gryphon Exploration Highlights:

Multiple basement intercepts were obtained from step-out drilling on 50 to 100 metre centres immediately along strike to the northeast of the Gryphon deposit. Highlights from the Gryphon step-out drilling include:

●
Intercepts of upper basement mineralization extending the E series lenses to the northeast:
o
2.5% eU3O8 over 1.3 metres in drill hole WR-696;
o
0.86% eU3O8 over 1.9 metres in drill hole WR-709; and
o
0.38% eU3O8 over 2.8 metres in drill hole WR-702.

●
Intercept of mineralization, 100 metres along strike to the northeast of the previous down-plunge extent of A series mineralization for the Gryphon deposit, including:
o
0.82% eU3O8 over 3.9 metres, including 2.1% eU3O8 over 1.0 metre in drill hole WR-698

Further details of the winter 2018 drilling program and the results are provided below, including comprehensive drilling tables of preliminary eU3O8 results.

Dale Verran, Vice President Exploration of Denison commented, “The last time Denison undertook any significant regional exploration on Wheeler was in 2014, which resulted in the discovery of Gryphon. The initiation of regional exploration once again in 2018 has been met with positive results delivering high-grade intercepts along the K-North trend and identifying K-West as a significant fertile trend. Furthermore, the initial step-outs from Gryphon confirm potential to continue to expand the mineral resource. We look forward to the summer drilling program to continue to test regional targets across the Wheeler River property and commence follow-up activities where warranted.”

Details of Regional Exploration Results:

K North

A total of eight reconnaissance holes were completed along the K-North trend to the northeast of the Gryphon deposit. Drilling was completed along four drill fences located approximately 200 metres apart with two drill holes per fence. On each fence, the drill holes were designed to test the G-Fault (principle mineralized structure at Gryphon); (1) at the sub-Athabasca unconformity, and (2) within the basement, approximately 100 metres below the unconformity, respectively. Preliminary eU3O8 drilling results are provided in Table 1 and drill hole locations are shown in Figure 2.

●
Three of the four holes designed to test the unconformity intersected mineralization, including drill hole WR-704 (2.3% eU3O8 over 1.0 metre, 600 metres northeast of Gryphon) and WR-710D1 (2.7% eU3O8 over 1.0 metre, 1 kilometre northeast of Gryphon).

●
Drill hole WR-708, located between WR-704 and WR-710D1, did not intersect mineralization but was interpreted to have overshot the optimal target, intersecting elevated radioactivity at the unconformity and significant structure and alteration above the unconformity.

●
The mineralization intersected in WR-704 and WR-710D1 was located at or immediately below the unconformity and comprised of massive to semi-massive uraninite with associated hematite and clay alteration – typical of unconformity-hosted deposits.

●
The drill results indicate the unconformity-related mineralizing system extends over approximately 600 metres of strike length (from WR-697D1 to WR-710D1) and may have connectivity to the E series lens mineralization at Gryphon.

●
The four drill holes testing the basement confirmed Gryphon-type stratigraphy (graphitic pelitic gneiss overlying quartz-pegmatite) and encountered Gryphon-like structural disruption along the G-Fault with associated clay alteration. Basement mineralization was intersected in drill holes WR-697D1 (0.23% eU3O8 over 1.0 metre) and WR-700 (0.11% eU3O8 over 1.0 metre).

K West

The K-West trend is parallel to, and located approximately 500 metres west of, the K-North trend and shares many geological similarities. During summer 2016, weak basement-hosted mineralization and extensive clay alteration was intersected in drill hole WR-663 at K-West (see Denison’s press release dated August 4, 2016). Follow-up drilling commenced along strike of WR-663 as part of the winter 2018 program, with 100 metre step-out holes in both directions, and two reconnaissance drill holes completed further along strike to the northeast (located at 400 and 750 metres from WR-663, respectively). Preliminary eU3O8 drilling results are provided in Table 1 and drill hole locations are shown in Figure 2.

●
A significant basement fault zone with associated clay alteration was intersected in every hole, with elevated radioactivity recorded in drill hole WR-715 (up to 700 counts per second over 6 metres using a down-hole 2GHF-1000 triple gamma probe) and drill hole WR-714 (up to 550 counts per second over 1 metre).

●
Taken together, the results indicate K-West is a large fertile trend with the potential to host high-grade uranium within the basement and at the unconformity.

Table 1: Preliminary Regional Exploration winter 2018 drilling results.
Drill Hole	From (m)	To (m)	Length (m)5	eU3O8 (%)1,2,4	Zone & Location
WR-697D1	557.3	558.3	1.0	0.09	K-North - 400 m NE of Gryphon
and	664.8	665.8	1.0	0.23
WR-700	611.7	612.7	1.0	0.11
WR-701	No significant mineralization.				K-North - 600 m NE of Gryphon
WR-704	561.9	567.5	5.6	0.55
including3	565.2	566.2	1.0	2.3
WR-705	No significant mineralization.				K-North - 800 m NE of Gryphon
WR-708	Elevated radioactivity. Significant alteration.
WR-710	No significant mineralization.				K-North - 1 km NE of Gryphon
WR-710D1	567.1	570.6	3.5	0.94
including3	569.4	570.4	1.0	2.7
WR-714	No significant mineralization. Elevated radioactivity.				K West - see Figure 2
WR-716	No significant mineralization.
WR-715	No significant mineralization. Elevated radioactivity.
WR-717	No significant mineralization.
Notes:
1. eU3O8 is radiometric equivalent U3O8 derived from a calibrated total gamma down-hole probe.
2. Composited above a cut-off grade of 0.05% eU3O8 unless otherwise indicated.
3. Composited above a cut-off grade of 1.0% eU3O8.
4. Composites compiled using 1.0 metre minimum mineralization thickness and 2.0 metres maximum waste.
5. As the drill holes are oriented steeply toward the northwest and the unconformity mineralization is interpreted to be flat-lying, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths.

Details of Gryphon Exploration Results:

Gryphon Down-Plunge

The Gryphon deposit remains open in the down-plunge area to the northeast and five holes were completed in this direction during the winter 2018 drill program. Preliminary eU3O8 drilling results are provided in Table 2 and drill hole locations are shown in Figure 2.

●
Drill hole WR-698, located approximately 100 metres along strike and to the northeast of the Gryphon deposit’s A series lenses, intersected 0.82% eU3O8 over 3.9 metres, including 2.1% eU3O8 over 1.0 metre.

●
Additional weak mineralization was intersected in three follow-up holes drilled on an approximate 50 metre spacing (WR-698D1, WR-703 and WR-707), which showed apparent continuity of the mineralization and extensive Gryphon-style alteration.

E Series Lenses

A total of seven drill holes were completed to test for Gryphon E series lens mineralization along strike to the northeast of the Gryphon deposit. Drill holes were spaced approximately 50 metres apart on sections up to 200 metres away from the Gryphon deposit. Preliminary eU3O8 drilling results are provided in Table 2 and drill hole locations are shown in Figure 2

●
Six of the seven drill holes were mineralized, including WR-696 (2.5% eU3O8 over 1.3 metres), WR-709 (0.86% eU3O8 over 1.9 metres), and WR-702 (0.38% eU3O8 over 2.8 metres).

●
The winter 2018 drilling has extended the E series lens mineralization a further 200 metres to the northeast. As a result, the E series lenses remain open to the northeast and southwest, and now have a total strike length of over 500 metres.

D Series Lenses

Four step-out drill holes were completed on a 50 metre spacing to test for D series lens mineralization along strike to the southwest of the D series lenses included in the current Gryphon mineral resource estimate. Preliminary eU3O8 drilling results are provided in Table 2 and drill hole locations are shown in Figure 2.

●
Two of the drill holes were mineralized above the 0.05% eU3O8 cut-off, with drill hole WR-711 returning a highlight intersection of 0.46% eU3O8 over 1.1 metres.

Table 2: Preliminary Gryphon Exploration winter 2018 drilling results.
Section	Drill Hole	From (m)	To (m)	Length (m)5	eU3O8 (%)1,2,4	Lens Target & Designation
5350GP	WR-698	775.9	779.8	3.9	0.82	A/B/C Lens
	including3	776.7	777.7	1.0	2.1
	and	780.5	781.5	1.0	0.05
	WR-698D1	783.2	784.2	1.0	0.06
5400GP	WR-703	806.3	808.6	2.3	0.35
	and	813.9	814.9	1.0	0.08
	WR-703D1	No significant mineralization.
5450GP	WR-707	802.6	803.6	1.0	0.15
5325GP	WR-696	580.8	582.0	1.2	0.28	E Lens
	and	595.6	596.9	1.3	2.5
	including3	595.7	596.7	1.0	3.3
	and	618.1	619.1	1.0	0.06
	and	624.9	625.9	1.0	0.09
	and	665.3	666.5	1.2	0.42
5350GP	WR-699D1	604.7	605.7	1.0	0.06
	and	620.1	621.1	1.0	0.07
5400GP	WR-702	542.6	545.4	2.8	0.38
	and	703.7	704.7	1.0	0.09
	and	713.6	714.6	1.0	0.44
	WR-702D1	556.7	557.7	1.0	0.26
5450GP	WR-706	No significant mineralization.
5500GP	WR-709	580.1	582.0	1.9	0.86
	including3	580.1	581.1	1.0	1.0
	WR-709D1	Not probed due to drilling issues.
	WR-712	580.7	581.7	1.0	0.09
5075GP	WR-711	631.9	632.9	1.0	0.06	D Lens
	and	634.2	635.2	1.0	0.06
	and	636.0	637.1	1.1	0.46
5000GP	WR-713	668.7	670.7	2.0	0.16
5025GP	WR-713D1	No significant mineralization.
4975GP	WR-718	No significant mineralization.
Notes:
1. eU3O8 is radiometric equivalent U3O8 derived from a calibrated total gamma down-hole probe.
2. Composited above a cut-off grade of 0.05% eU3O8 unless otherwise indicated.
3. Composited above a cut-off grade of 1.0% eU3O8.
4. Composites compiled using 1.0 metre minimum mineralization thickness and 2.0 metres maximum waste.
5. As the drill holes are oriented steeply toward the northwest and the unconformity mineralization is interpreted to dip moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths.

Illustrative Figures and Further Details

A location map of Wheeler River and the Phoenix and Gryphon deposits is provided in Figure 1. The winter 2018 drill hole locations are provided in Figure 2. Drill traces, mineralized pierce points and Gryphon mineralized wireframes are projected to the interpreted basement geology at the sub-Athabasca unconformity. The interpreted basement geology map has not yet been updated to include the geology intersected in the winter 2018 program; however, the revised G-Fault location is shown to illustrate the optimal ‘target horizon’ at the unconformity.

Further details regarding the Wheeler River project are provided in the NI 43-101 Technical Report for the Wheeler River project titled “Technical Report with an Updated Resource Estimate for the Wheeler River Property, Northern Saskatchewan, Canada" dated March 15, 2018 with an effective date of March 9, 2018. A copy of this report is available on Denison’s website and under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Qualified Persons and Data Quality

Dale Verran, MSc, P.Geo, Pr.Sci.Nat., Denison's Vice President, Exploration, who is a Qualified Person in accordance with the requirements of NI 43-101 has reviewed and approved the technical information contained in this release.

The Company currently reports preliminary radiometric equivalent grades ("eU3O8"), derived from a calibrated down-hole total gamma probe, during or upon completion of its exploration programs and subsequently reports definitive U3O8 assay grades following sampling and chemical analysis of the mineralized drill core. Radiometric equivalent probe results are subject to data verification procedures by qualified persons employed by Denison prior to disclosure. For further details on the total gamma down-hole probe methods employed by Denison, QAQC procedures and data verification procedures please see Denison's Annual Information Form dated March 27, 2018 available on the Company’s website and filed under the Company's profile on SEDAR (www.sedar.com).

About Wheeler River

Wheeler River is the largest undeveloped high-grade uranium project in the infrastructure rich eastern portion of the Athabasca Basin region, in northern Saskatchewan – including combined Indicated Mineral Resources of 132.1 million pounds U3O8 at an average grade of 3.3% U3O8, plus combined Inferred Mineral Resources of 3.0 million pounds U3O8 at an average grade of 1.7% U3O8. The project is host to the high-grade Gryphon and Phoenix uranium deposits (discovered by Denison in 2014 and 2008, respectively), and is a joint venture between Denison (63.3% and operator), Cameco Corp. (“Cameco”) (26.7%), and JCU (Canada) Exploration Company Limited (“JCU”) (10%).

A Pre-Feasibility Study (“PFS”) was initiated for the Wheeler River project in Q3’2016 and is expected to be completed during 2018. Prior to initiation of the PFS, a Preliminary Economic Assessment (“PEA”) was completed in Q2’2016, which considered the potential economic merit of co-developing the high-grade Gryphon and Phoenix deposits as a single underground mining operation. The PEA returned a base case pre-tax Internal Rate of Return ("IRR") of 20.4% based on the then current long term contract price of uranium (US$44.00 per pound U3O8), and Denison's share of estimated initial capital expenditures ("CAPEX") of CAD$336M (CAD$560M on 100% basis).

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

In January, 2017, Denison entered into an agreement with its Wheeler River Joint Venture partners, Cameco and JCU, to fund 75% of Joint Venture expenses in 2017 and 2018 (ordinarily 60%) in exchange for an increase in Denison's interest in the project to up to approximately 66%. Under the terms of the agreement, Cameco will fund 50% of its ordinary 30% share in 2017 and 2018, and JCU is expected to continue to fund its 10% interest in the project. Pursuant to the agreement, as at December 31, 2017, Denison had increased its interest in the Wheeler River project from 60% to 63.3%.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to its 63.3% owned Wheeler River project, which ranks as the largest undeveloped high-grade uranium project in the infrastructure rich eastern portion of the Athabasca Basin region, Denison's Athabasca Basin exploration portfolio consists of numerous projects covering approximately 353,000 hectares. Denison's interests in Athabasca Basin also include a 22.5% ownership interest in the McClean Lake joint venture (“MLJV”), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest and Midwest A deposits, and a 64.22% interest in the J Zone deposit and Huskie discovery on the Waterbury Lake property. Each of Midwest, Midwest A, J Zone and Huskie are located within 20 kilometres of the McClean Lake mill.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes "forward-looking information", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or the negatives and/or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or "has the potential to". In particular, this press release contains forward-looking information pertaining to the following: exploration (including drilling) and evaluation activities, plans and objectives; potential mineralization of drill targets and identified trends; estimates of Denison's mineral resources and the results of its PEA; plans and objectives with respect to updating its resource estimates and preparing a PFS to assess on a preliminary basis the potential for mine development an whether to proceed with a detailed feasibility study; and Denison’s percentage interest in its properties and its plans and agreements with its joint venture partners, as applicable. Statements relating to "mineral reserves" or "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by forward-looking statements. Factors, such as environmental impacts, stakeholder approvals, and capital needs can significant alter plans and achievements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison's Annual Information Form dated March 27, 2018 under the heading "Risk Factors". These factors are not, and should not be construed as being exhaustive. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Figure 1: Location map of the Wheeler River property and the Phoenix and Gryphon deposits.

# Near Gryphon Deposit Exploration Drilling, Wheeler Property

Denison Mines

New Winter 2018 Mineralized Pierce Points
Previouisly Reported Mineralized Pierce Points
Elevated Radioactivity (>500cps)
Lithology at the Unconformity
Graphitic Pelite
Pelite
Semi Pelite
Quartzite
Pegmatite
Calc-Silicate
Granite Gneiss
Fault
Drill Trace
Drill Trace Winter 2018
Revised interpretation of the G-Fault location at the unconformity following winter 2018 drilling (optimal 'target horizon' at the unconformity)
G-Fault (revised)
Offset Fault
Claim Boundary
G Fault
Basal Fault
K-West Fault
Overshot optimal target horizon
Significant Alteration
Elevated Radioactivity Significant Alteration
0.94% $eU_3O_8$/3.5m incl. 2.7% $eU_3O_8$/1.0m*
0.55% $eU_3O_8$/5.6m incl. 2.3% $eU_3O_8$/1.0m*
0.23% $eU_3O_8$/1.0m
0.86% $eU_3O_8$/1.9m incl. 1.0% $eU_3O_8$/1.0m*
0.09% $eU_3O_8$/1.0m
0.38% $eU_3O_8$/2.8m
2.50% $eU_3O_8$/1.3m incl. 3.3% $eU_3O_8$/1.0m*
0.15% $eU_3O_8$/1.0m
0.35% $eU_3O_8$/2.3m
0.06% $U_3O_8$/1.5m
0.82% $eU_3O_8$/3.9m incl. 2.1% $eU_3O_8$/1.0m*
0.46% $eU_3O_8$/1.1m
0.16% $eU_3O_8$/2.0m
WR-696 Shaft Pilot Hole
WR-710D1
WR-710
WR-708
WR-705
WR-717
WR-704
WR-701
WR-697D1
WR-700
WR-715
WR-712
WR-709
WR-706
WR-702D1
WR-699D1
WR-703D1
WR-707
WR-698D1
WR-703
WR-698
WR-716
WR-714
WR-711
WR-711D1
WR-713
E Series Lenses
A Series Lenses
B Series Lenses
C Series Lenses
D Series Lenses
0 200m
6378000 Y
6377800 Y
6377600 Y
6377400 Y
6377200 Y
6377000 Y
6376800 Y
6376600 Y
6376400 Y
6376200 Y
473800 X
474000 X
474200 X
474400 X
474600 X
474800 X
475000 X
475200 X
475400 X
475600 X
475800 X
476000 X
476200 X
476400 X
Note:
• Labelled mineralized intersections include select Winter 2018 drilling highlights.
• Drill traces, mineralized pierce points and Gryphon mineralized wireframes are projected to the interpreted basement geology at the sub-Athabasca unconformity.
• The interpretation of basement geology is current as of Jan. 1st, 2018 and reflects pre-winter drilling.
• Labelled mineralized pierce points occur along the drill trace and as such are relative to the presented unconformity geology surface and may occur below, at or above what is shown in this figure.
• Results have been composited above a cut-off grade of 0.05% unless otherwise stated. Asterisk "*" denotes 1.0% cut-off.

Figure 2: Winter 2018 drill hole locations near Gryphon and along the K-North and K-West trends.